Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	2004	2003	2002	2001	2000

Fixed charges, as defined:
Interest on long-term debt	$176	$201	$209	$220	$223
Interest on short-term debt and other interest	7	3	3	4	16
Amortization of debt discount, expense and premium - net	7	8	7	6	4
Interest on capital lease obligations charged to expense					4
Estimated interest component of operating rentals	8	7	7	8	14
Preferred security distributions of subsidiaries on a pre-tax basis			13	23	23

Total fixed charges	$198	$219	$239	$261	$284

Earnings, as defined:
Net income (a)	$74	$25	$39	$114	$250
Preferred security dividend requirements	2	3	16	26	26

	76	28	55	140	276
Add:
Income taxes	8	18	18	65	171
Amortization of capitalized interest on capital leases					2
Total fixed charges as above (excluding capitalized interest, capitalized interest on capital lease obligations and preferred security distributions of subsidiaries on a pre-tax basis)	197	219	225	238	257

Total earnings	$281	$265	$298	$443	$706

Ratio of earnings to fixed charges	1.4	1.2	1.2	1.7	2.5

(a)	Net income excludes extraordinary item and the cumulative effect of a change in accounting principle.